[ Janus Capital Letterhead ]

April 30, 2018

VIA EDGAR

Deborah O’Neal

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	JANUS ASPEN SERIES (the “Registrant”)

1933 Act File No. 033-63212

1940 Act File No. 811-07736

Post-Effective Amendment No. 83

Dear Ms. O’Neal:

On behalf of the Registrant and its portfolios (each, a “Portfolio” and collectively, the “Portfolios”), this letter is to respond to your comments made by telephone on March 26, 2018 and April 25, 2018 with respect to the Registrant’s Post-Effective Amendment No. 83 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on February 12, 2018. The staff of the Securities and Exchange Commission’s (the “Staff”) comments, as we understand them, and the Registrant’s responses, are as follows:

1.	Staff Comment: The Staff requested completed fee tables, expense examples, and performance tables for the Portfolios at least a week before the effective date of the registration statement.

Response: The Registrant has provided completed fee tables, expense examples, and performance tables in Appendix A to this letter.

2.	Staff Comment: The Staff asked the Registrant to confirm that the Portfolios do not have any shareholder fees, such as redemption fees or sales loads.

Response: The Registrant so confirms.

3.	Staff Comment: For those Portfolios that have the ability to invest in asset-backed securities as a principal investment strategy, the Staff asked the Registrant to clarify (i) the types of asset-backed securities in which each Portfolio may invest and (ii) the maximum percentage of a Portfolio’s assets that are expected to be invested in such securities.

Response: The types of asset-backed securities in which the applicable Portfolios invest may include auto loans, whole business securitizations, marketplace lending, and collateralized loan obligations, and may include other types of asset-backed securities from time to time. The Registrant confirms that, for those Portfolios that may invest in asset-backed securities as a principal investment strategy, there are no specific limits to such investments.

4.	Staff Comment: The Staff acknowledged the Registrant’s response to Comment 3 and asked the Registrant to disclose any criteria or limits with respect to the credit quality of the asset-backed securities in which the applicable Portfolios may invest.

Response: The Registrant notes that the limits on investments in high-yield/high-risk bonds that are currently disclosed in the applicable Portfolios’ prospectuses apply to such Portfolios’ investments in asset-backed securities that are classified as high-yield/high-risk bonds.

5.	Staff Comment: The Staff asked the Registrant to revise the risk disclosure regarding high-yield/high-risk bonds to note the speculative nature of such investments.

Response: The Registrant has revised the high-yield/high-risk bond risk factor in the applicable Portfolios’ prospectuses to state that “high-yield/high-risk bonds are considered speculative and may be more sensitive than other types of bonds to economic changes, political changes, or adverse developments specific to the company that issued the bond, which may adversely affect their value.” (Emphasis added.)

6.	Staff Comment: For those Portfolios that invest in derivatives as a principal investment strategy, the Staff asked the Registrant to consider revising the derivatives risk factor in the Principal Investment Risks section to include additional detail regarding the types of derivatives in which a Portfolio may invest.

Response: The Registrant believes that the derivatives risk factor in the summary section of the applicable Portfolios’ prospectuses generally addresses the risks of investing in various types of derivatives. The Registrant notes that the Additional Information about the Portfolios – Risks of the Portfolios section of the prospectuses includes risk information specifically concerning particular types of derivatives.

7.	Staff Comment: The Staff noted that Janus Henderson Global Bond Portfolio (“Global Bond Portfolio”) has “global” in its name and stated that the Registrant should consider adding disclosure stating that the Portfolio will invest, under normal market conditions, in at least three different countries, and invest at least 40% of its assets in securities of foreign countries, excluding the United States.

Response: The Registrant notes that, as disclosed in the Principal Investment Strategies section, Global Bond Portfolio “invests in corporate debt securities of issuers in a number of different countries, which may include the United States.” Moreover, the Principal Investment Strategies section states that Global Bond Portfolio “invests in securities of issuers that are economically tied to developed and emerging market countries.” The Registrant believes that this disclosure is consistent with Staff guidance on the use of “global” in fund names.

8.	Staff Comment: The Staff acknowledged the Registrant’s response to Comment 7 and noted that, to the extent the Registrant requests acceleration with respect to a future filing for Global Bond Portfolio or if the Staff needs to declare a future filing effective for the Portfolio, the Staff noted that it will require that the Portfolio’s disclosure reflect the Staff’s position noted above as a condition of granting such request or declaring such filing effective.

Response: The Registrant acknowledges the Staff’s position.

9.	Staff Comment: The Staff asked the Registrant to confirm that acquired fund fees and expenses are reflected in the fee table for each Portfolio if they are above 0.01%.

Response: The Registrant so confirms.

10.	Staff Comment: The Staff asked the Registrant to confirm that if a Portfolio writes/sells credit default swaps, it will segregate the full notional amount of the swaps.

Response: The Registrant notes that, effective June 5, 2017, when a Portfolio writes/sells credit default swaps, it will “cover” such positions or identify on its books liquid assets or cash in an amount equal to the full notional value of such credit default swaps while the positions are open, subject to future regulatory developments that would permit a different approach.

11.	Staff Comment: For those Portfolios that may engage in short sales, the Staff asked the Registrant to confirm that such Portfolios disclose the expenses associated with short sales, including dividend and interest expenses, in the fee table.

Response: The Registrant confirms that expenses associated with short sales are included in a Portfolio’s fee table if such expenses exceed 0.01%.

12.	Staff Comment: The Staff acknowledged the Registrant’s response to Comment 11 and noted that all expenses associated with short sales should be disclosed in the fee table.

13.	Response: The Registrant notes that, to the extent that expenses associated with short sales exceed 0.01% for a Portfolio, a “Short Sale Dividend Expenses” line item is included in the fee table. This line item includes dividends or interest on short sales, which are paid to the lender of borrowed securities, and stock loan fees, which are paid to the prime broker. In addition, while “Short Sale Dividend Expenses” include interest and dividends paid out on short positions and may include stock loan fees, such expenses do not take into account the interest credit a Portfolio earns on cash proceeds of short sales held as collateral for short positions.

The Registrant notes that Janus Henderson Global Technology Portfolio (“Global Technology Portfolio”) was the only Portfolio that engaged in short sales during the fiscal year ended December 31, 2017, and that such expenses were less than 0.01%. Accordingly, rather than disclosing fees and expenses associated with short sales in Global Technology Portfolio’s fee table, there is disclosure in the Additional Information about the Portfolio – Fees and Expenses section of the Portfolio’s prospectus regarding “Short Sale Dividend Expenses.”

14.	Staff Comment: The Staff noted that the Principal Investment Strategies section for Global Bond Portfolio states that the Portfolio “invests in securities of issuers that are economically tied to developed and emerging market countries.” The Staff asked how the Registrant determines whether a security is “economically tied” to a particular country.

Response: The Registrant notes that, as disclosed in the Additional Information about the Portfolios – Risks of the Portfolios section of Global Bond Portfolio’s prospectus, “securities may be deemed to be economically tied to a particular country based on such factors as the issuer’s country of incorporation, primary listing, and other factors including, but not limited to operations, revenues, headquarters, management, and shareholder base.”

15.	Staff Comment: For those Portfolios that invest in fixed-income securities as a principal investment strategy, the Staff asked the Registrant to disclose any criteria or limits utilized by a Portfolio with respect to the credit quality or maturity of its investment portfolio.

Response: The Registrant believes that the current disclosure in the Principal Investment Strategies section for each Portfolio that primarily invests in fixed-income securities addresses the criteria or limits utilized by such Portfolios with respect to credit quality and maturity of its investment portfolio. For those Portfolios that primarily invest in equity securities but have the ability to invest in fixed-income securities, the Registrant notes that the disclosure in the Additional Information about the Portfolios – Additional Investment Strategies and General Portfolio Policies section of the prospectus discusses the limits in place with respect to such Portfolios’ investments in high-yield/high-risk bonds.

16.	Staff Comment: If applicable, please disclose in the Principal Investment Strategies section of Janus Henderson Overseas Portfolio’s (“Overseas Portfolio”) prospectus that the Portfolio may invest in securities of all market capitalization ranges.

Response: The Registrant has made the requested change and has added a small- and mid-sized companies risk factor in the Principal Investment Risks section of Overseas Portfolio’s prospectus.

17.	Staff Comment: If applicable, please disclose in the Principal Investment Strategies section of Janus Henderson Balanced Portfolio’s (“Balanced Portfolio”) prospectus that the Portfolio may invest in securities of all market capitalization ranges.

Response: The Registrant has not added the requested disclosure to the Principal Investment Strategies section of Balanced Portfolio’s prospectus because the Portfolio primarily invests in large capitalization companies.

18.	Staff Comment: The Staff noted that Janus Henderson Forty Portfolio (“Forty Portfolio”) may invest in securities of all market capitalization ranges and asked the Registrant to include a small- and mid-sized companies risk factor in the Principal Investment Risks section of the Portfolio’s prospectus.

Response: The Registrant reviewed the market capitalization exposure of Forty Portfolio as of December 31, 2017 and notes that the Portfolio is primarily invested in large capitalization companies. Accordingly, the Registrant has not added the requested disclosure to the Principal Investment Strategies section of the Portfolio’s prospectus. The Registrant notes that a small- and mid-sized companies risk factor is included in the Additional Investment Strategies and General Portfolio Policies – Risks of the Portfolios section of the prospectus.

19.	Staff Comment: The Staff noted that Janus Henderson Research Portfolio (“Research Portfolio”) may invest in securities of all market capitalization ranges and asked the Registrant to include a small- and mid-sized companies risk factor in the Principal Investment Strategies section of the Portfolio’s prospectus.

Response: The Registrant reviewed the market capitalization exposure of Research Portfolio as of December 31, 2017 and has added a mid-sized companies risk factor to the Principal Investment Strategies section of the Portfolio’s prospectus.    The Registrant also notes that a small- and mid-sized companies risk factor is included in the Additional Investment Strategies and General Portfolio Policies – Risks of the Portfolios section of the prospectus.

20.

Staff Comment: If applicable, please disclose in the Principal Investment Strategies section of Global Technology Portfolio’s prospectus that the Portfolio may invest in securities of all market capitalization ranges. In addition, the Staff asked the Registrant to include a small- and mid-sized companies risk factor in the Principal Investment Strategies section of Global Technology Portfolio’s prospectus.

Response: The Registrant will consider including disclosure regarding Global Technology Portfolio’s market capitalization ranges in a future annual update. The Registrant reviewed the market capitalization exposure of Global Technology Portfolio as of December 31, 2017 and has added a mid-sized companies risk factor to the Principal Investment Strategies section. The Registrant notes that a small- and mid-sized companies risk factor is included in the Additional Investment Strategies and General Portfolio Policies – Risks of the Portfolios section of the prospectus.

21.	Staff Comment: With respect to Janus Henderson Global Allocation Portfolio – Moderate (“Global Allocation Portfolio – Moderate”), the Staff asked the Registrant to disclose any criteria or limits utilized by the Portfolio with respect to the credit quality or maturity of its investment portfolio.

Response: The Registrant acknowledges the comment and notes that Global Allocation Portfolio – Moderate will merge into Balanced Portfolio effective on or about April 27, 2018. Accordingly, the Registrant will not be filing an annual update for Global Allocation Portfolio – Moderate.

22.	Staff Comment: With respect to Janus Henderson Global Unconstrained Bond Portfolio (“Unconstrained Bond Portfolio”), the Staff noted the disclosure in footnote 2 of the fee table which states that Janus Capital Management LLC (“Janus Capital”) may recoup expenses from the Portfolio that were previously waived or reimbursed for the first three years of the Portfolio’s operations or when the Portfolio’s assets meet the first breakpoint in the investment advisory fee schedule, whichever occurs first. The Staff noted its position that an adviser shall only be entitled to recoup amounts for a period of three years from the date such amount was waived or reimbursed, and asked the Registrant to revise the disclosure in footnote 2 to Unconstrained Bond Portfolio’s fee table to reflect the Staff’s position.

Response: The Registrant believes that the above-referenced disclosure adequately reflects the terms of the expense limitation agreement for Unconstrained Bond Portfolio, which provides that Janus Capital shall be permitted to recoup any reimbursement or fee reduction from the Portfolio for a three year period, or until the Portfolio meets its first breakpoint as described in the Portfolio’s investment advisory agreement, whichever occurs first. The Registrant notes that it has removed this disclosure from Unconstrained Bond Portfolio’s prospectus because the Portfolio has been operating for more than three years.

23.	Staff Comment: The Staff acknowledged the Registrant’s response to Comment 22 and asked the Registrant to confirm that Janus Capital does not recoup any reimbursement or fee reduction following the third year anniversary of a Portfolio’s commencement of operations.

Response: The Registrant confirms that Janus Capital does not recoup any reimbursement or fee reduction from a new Portfolio following the third year anniversary of such Portfolio’s commencement of operations or until the Portfolio meets its first breakpoint as described in its investment advisory agreement, whichever occurs first.

24.	Staff Comment: The Staff noted that Unconstrained Bond Portfolio has “global” in its name and stated that the Registrant should consider adding disclosure stating that the Portfolio will invest, under normal market conditions, in at least three different countries, and invest at least 40% of its assets in securities of foreign countries, excluding the United States.

Response: The Registrant notes that, as disclosed in the Principal Investment Strategies section, Unconstrained Bond Portfolio “will have exposure to investments that are tied economically to a number of countries throughout the world.” The Registrant believes that this disclosure is consistent with Staff guidance on the use of “global” in fund names.

25.	Staff Comment: The Staff acknowledged the Registrant’s response to Comment 24 and noted that, to the extent the Registrant requests acceleration with respect to a future filing for Unconstrained Bond Portfolio or if the Staff needs to declare a future filing effective for the Portfolio, the Staff noted that it will require that the Portfolio’s disclosure reflect the Staff’s position noted above as a condition of granting such request or declaring such filing effective.

Response: The Registrant acknowledges the Staff’s position.

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Please call me at (303) 394-7310 with any questions or comments.

Respectfully,

/s/ Mary Clarke-Pearson

Mary Clarke-Pearson

Legal Counsel

Enclosure (via EDGAR only)

cc:	Kathryn Santoro, Esq.